UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025.

2.	Earnings Release for Q1 2025.

Item 1

Millicom International Cellular S.A.

For the three-month period ended March 31, 2025

May 8, 2025

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2025

in millions of U.S. dollars except per share data	Notes	Three months ended March 31, 2025	Three months ended March 31, 2024
Continuing Operations
Revenue	5	1,374	1,487
Equipment, programming and other direct costs		(316)	(382)
Operating expenses		(423)	(473)
Depreciation		(220)	(247)
Amortization		(77)	(87)
Share of profit in Honduras joint venture	8	13	13
Other operating income (expenses), net	3, 4	72	13
Operating profit		423	324
Interest and other financial expenses	11	(164)	(183)
Interest and other financial income		2	19
Other non-operating (expenses) income, net	6	28	(7)
Profit before taxes from continuing operations		290	153
Tax expense		(71)	(71)
Profit (loss) from continuing operations		219	82
Net profit (loss) for the period		219	82

Attributable to:
Owners of the Company		193	92
Non-controlling interests		26	(10)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	1.14	0.54
Diluted ($ per share)	7	1.14	0.53

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2025

in millions of U.S. dollars	Three months ended March 31, 2025	Three months ended March 31, 2024
Net profit (loss) for the period	219	82
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(8)	9
Change in value of cash flow hedges, net of tax effects	1	(3)
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Total comprehensive income (loss) for the period	212	88

Attributable to:
Owners of the Company	190	98
Non-controlling interests	22	(10)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of financial position as at March 31, 2025

in millions of U.S. dollars	Notes	March 31, 2025	December 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	6,843	6,908
Property, plant and equipment, net	4, 9	2,680	2,847
Right of use assets, net	8	1,138	792
Investment in Honduras joint venture	8	565	561
Contract costs, net		12	12
Deferred tax assets		120	153
Other non-current assets		86	84
TOTAL NON-CURRENT ASSETS		11,445	11,357

CURRENT ASSETS
Inventories		56	44
Trade receivables, net		364	390
Contract assets, net		73	77
Amounts due from non-controlling interests, associates and joint ventures		15	15
Derivative financial instruments	13	1	—
Prepayments		139	94
Accrued income		99	87
Current income tax assets		105	109
Supplier advances for capital expenditure		22	16
Other current assets		192	166
Restricted cash		48	57
Cash and cash equivalents		534	699
TOTAL CURRENT ASSETS		1,647	1,753
Assets held for sale	4	570	627
TOTAL ASSETS		13,662	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of financial position as at March 31, 2025 (continued)

in millions of U.S. dollars	Notes	March 31, 2025	December 31, 2024
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,316	1,322
Treasury shares		(142)	(43)
Other reserves		(741)	(531)
Retained profits		2,761	2,628
Net profit/ (loss) for the period/year attributable to owners of the Company		193	253
Equity attributable to owners of the Company		3,386	3,628
Non-controlling interests		(33)	(54)
TOTAL EQUITY		3,353	3,574

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	5,517	5,533
Lease liabilities	8	1,192	798
Derivative financial instruments	13	31	59
Amounts due to non-controlling interests, associates and joint ventures		52	34
Payables and accruals for capital expenditure	10	194	194
Provisions and other non-current liabilities		268	283
Deferred tax liabilities		136	149
TOTAL NON-CURRENT LIABILITIES		7,390	7,050

CURRENT LIABILITIES
Debt and financing	11	254	282
Lease liabilities		155	156
Derivative financial instruments		8	—
Payables and accruals for capital expenditure		259	305
Other trade payables		330	300
Amounts due to non-controlling interests, associates and joint ventures		111	105
Accrued interest and other expenses		413	421
Current income tax liabilities		133	122
Contract liabilities		104	121
Dividend payable		114	172
Provisions and other current liabilities		410	421
TOTAL CURRENT LIABILITIES		2,293	2,404
Liabilities directly associated with assets held for sale	4	625	709
TOTAL LIABILITIES		10,309	10,163
TOTAL EQUITY AND LIABILITIES		13,662	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2025

in millions of U.S. dollars	Notes	March 31, 2025	March 31, 2024
Cash flows from operating activities
Profit before taxes		290	153
Adjustments to reconcile to net cash:
Interest expense on leases		38	30
Interest expense on debt and other financing		126	153
Interest and other financial income		(2)	(19)
Adjustments for non-cash items:
Depreciation and amortization		297	334
Share of profit in Honduras joint venture	8	(13)	(13)
Gain on disposal and impairment of assets, net	3, 4	(72)	(13)
Share-based compensation		3	10
Other non-operating (income) expenses, net	6	(28)	7
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(151)	(56)
Decrease (increase) in inventories		(13)	(15)
Increase (decrease) in trade and other payables, net		90	(85)
Changes in contract assets, liabilities and costs, net		(6)	(47)
Total changes in working capital		(80)	(202)
Interest paid on leases		(38)	(29)
Interest paid on debt and other financing		(109)	(150)
Interest received		3	18
Taxes paid		(66)	(38)
Net cash provided by operating activities		348	240
Cash flows from investing activities:
Purchase of spectrum and licenses	10	(36)	(78)
Purchase of other intangible assets	10	(48)	(41)
Purchase of property, plant and equipment	9	(132)	(131)
Proceeds from sale of property, plant and equipment	9	65	39
Dividends and dividend advances received from joint ventures and associates		16	8
Transfer (to) / from pledge deposits, net		—	5
Loans granted within the Tigo Money lending activity, net		(1)	(1)
Cash (used in) provided by other investing activities, net		6	7
Net cash used in investing activities		(129)	(192)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2025 (continued)
in millions of U.S. dollars	Notes	March 31, 2025	March 31, 2024
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	—	22
Repayment of debt and other financing	11	(31)	(155)
Lease capital repayment		(43)	(42)
Share repurchase program	15	(119)	(27)
Dividends paid to owners of the Company		(170)	—
Net cash from (used in) financing activities		(364)	(202)
Exchange impact on cash and cash equivalents, net		(21)	1
Net increase (decrease) in cash and cash equivalents		(165)	(153)
Cash and cash equivalents at the beginning of the year		699	775
Cash and cash equivalents at the end of the period		534	622

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2025

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	92	6	98	(10)	88
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares (ii)	—	(1,824)	—	—	(34)	1	—	(33)	—	(33)
Share based compensation	—	—	—	—	—	—	9	9	—	10
Issuance of shares under share-based payment schemes	—	1,488	—	(9)	29	21	(41)	—	—	—
Balance on March 31, 2024	172,096	(706)	258	1,067	(14)	2,817	(525)	3,603	(94)	3,509

Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21 (iii)	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income/ (loss) for the period	—	—	—	—	—	193	(3)	190	22	212
Dividends (iv)	—	—	—	—	—	(123)	—	(123)	(2)	(125)
Purchase of treasury shares (ii)	—	(4,396)	—	—	(123)	—	—	(124)	—	(124)
Share based compensation	—	—	—	—	—	—	3	3	—	3
Issuance of shares under share-based payment schemes	—	1,034	—	(6)	24	4	(22)	—	—	—
Balance on March 31, 2025	172,096	(5,219)	258	1,058	(142)	2,954	(741)	3,386	(33)	3,353
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at March 31, 2025, $674 million (2024: $498 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2025, Millicom repurchased 4,216,397 shares for a total amount of $119 million (completing the Share Repurchase Plan launched during 4Q 2024 for a total of approximately $150 million) and withheld approximately 179,347 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2024: 351,295 shares withheld).

(iii)	See note 2 for details about changes in accounting policies.

(iv)	Following the interim dividend of $1.00/share paid on 10 January, 2025 the Board approved, on 26 February, 2025 an additional interim dividend, of $0.75/share paid on 15 April 2025. The Board also announced its intention to propose, for approval at the Annual General Meeting of shareholders to be held in Luxembourg on May 21, 2025, a dividend of $3.00 per share, payable in four equal quarterly installments: 0.75 per share in July, 2025; $0.75 per share in October, 2025: $0.75 per share in January, 2026; and $0.75 per share in April, 2026.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On May 7, 2025, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2024 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Bolivia Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. See further details below.

As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as at January 1, 2024.

II.	New and amended IFRS standards

On January 1, 2025, the group adopted the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' resulting in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the three-month period ended March 31, 2025.

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7, issued on 30 May, 2024 (not yet endorsed by the EU): These Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

◦	Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024 (not yet endorsed by the EU): These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (not yet endorsed by the EU)

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the three-month period ended March 31, 2025

Colombia - Definitive purchase agreement with Telefonica

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. In line with the prior announcement, the purchase price of $400 million is subject to customary adjustments for net debt evolution, working capital and changes in foreign exchange rates, and as of September 30, 2024, would be $362 million.

Lati International S.A and other assets to SBA

On October 28, 2024, we agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. Closing is subject to necessary regulatory approvals and other closing conditions (which the Group is still waiting in order to complete the disposal) and is expected to occur in mid-2025. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. As of March 31, 2025, the "Lati International transaction" is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria.

As part of the other assets portfolio sale under the 'sale of Lati International S.A and other assets to SBA' agreement dated on October 28, 2024, as detailed above, Tigo Nicaragua transferred 321 towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualifies as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net’, since it continues to use a percentage of the towers economic benefit via the leaseback. A remaining of 72 towers are still expected to be sold; however, as of March 31, 2025, they do not meet the criteria under IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" as they were not, as of that date, in the necessary physical and legal condition to be transferred.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	March 31, 2025	December 31, 2024
Towers sale in Colombia related to the third batch	1	1
Mobile network sharing agreement in Colombia	569	613
Towers sale (including certain lease transfers) in Nicaragua (see note 3)	—	13
Total assets of held for sale	570	627
Towers sale in Colombia related to the third batch	—	1
Mobile network sharing agreement in Colombia	625	698
Towers sale (including certain lease transfers) in Nicaragua	—	10
Total liabilities directly associated with assets held for sale	625	709
Net assets held for sale / book value	(55)	(83)

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex consists of three batches, out of which two batches were completed in 2024 and the third batch for 123 towers should be completed in the first half of the financial year 2025.

Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network.

This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):

▪	A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo. Transfers of RAN assets to UNIRED happened in Dec 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The transfer of lease agreements is taking place as from January 2025.

▪	A 'Unión Temporal' ("UT"): This temporary joint arrangement manages the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. Assets and liabilities related to the #332 resolution mentioned above were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.

During the first quarter of 2025,Tigo Colombia derecognised right-of-use assets and liabilities amounting to $71 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $33 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net.’ Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item.

In accordance with IFRS 5, certain assets and related liabilities are kept as of March 31, 2025 as "held for sale". These primarily represent spectrum licenses assets and liabilities still pending to be transferred by Tigo Colombia to the UT, with total balances of $569 million and $625 million, respectively, as of March 31, 2025. The transfers are expected to be completed by August 2025.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica..

As further explained in the 2024 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Compensation and Talent Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the three-month periods ended March 31, 2025, and 2024 are shown on the below:

Three months ended March 31, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter- segment and other eliminations(iv)	Total Group
Service revenue (i)	349	334	172	93	148	131	213	1,438	(153)	1,285
Telephone and equipment revenue	56	7	8	1	8	4	13	97	(8)	89
Revenue	405	341	180	93	155	135	226	1,535	(161)	1,374
Inter-segment revenue	2	—	—	1	1	1	2	8	n/a	n/a
Revenue from external customers	403	340	180	92	154	134	224	1,527	n/a	n/a
Adjusted EBITDA (ii)	222	133	92	43	77	69	101	738	(102)	636
Capital expenditures (iii)	33	40	16	10	8	10	26	142	(10)	132
(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the three-month period ended March 31, 2025 and 2024 can be reconciled with notes 9 and 10 for amounts of $113 million and $19 million respectively (2024: $89 million and $24 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	341	346	187	150	145	137	219	1,526	(150)	1,376
Telephone and equipment revenue	57	9	23	2	8	5	16	120	(8)	112
Revenue	398	355	209	152	153	142	235	1,645	(158)	1,487
Inter-segment revenue	2	—	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	396	355	209	152	151	141	233	1,638	n/a	n/a
Adjusted EBITDA (ii)	215	130	90	65	73	69	100	741	(109)	632
Capital expenditures (iii)	43	17	16	5	11	10	22	124	(11)	113

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Three months ended March 31, 2025	Three months ended March 31, 2024
Adjusted EBITDA for reportable segments	738	741
Depreciation	(220)	(247)
Amortization	(77)	(87)
Share of profit in Honduras joint venture	13	13
Other operating income (expenses), net	72	13
Interest and other financial expenses	(164)	(183)
Interest and other financial income	2	19
Other non-operating (expenses) income, net	28	(7)
Honduras as joint venture	(77)	(73)
Unallocated expenses and other reconciling items (i)	(25)	(37)
Profit before taxes from continuing operations	290	153

(i) The unallocated expenses are primarily related to centrally managed costs

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2025	Three months ended March 31, 2024
Exchange gains (losses), net	26	(7)
Other non-operating income (expenses), net	1	—
Total	28	(7)

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2025	Three months ended March 31, 2024
Basic and Diluted
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	193	92

in thousands
Weighted average number of ordinary shares for basic earnings per share	169,238	171,349
Effect of dilutive share-based compensation plans	727	916
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	169,965	172,265

in US dollar
Basic
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.14	0.54
Diluted
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.14	0.53

(i) For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

8. JOINT ARRANGEMENTS

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At March 31, 2025, the equity accounted net assets of our joint venture in Honduras totaled $385 million (December 31, 2024: $373 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2024: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2025, Millicom's joint venture in Honduras repatriated cash of $23 million under different forms (March 31, 2024: 15 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

8. JOINT ARRANGEMENTS (Continued)

At March 31, 2025, Millicom had $158 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2024: $133 million). In addition, as of March 31, 2025, Millicom had a total receivable from Honduras joint venture of $12 million, (December 31, 2024: $12 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2025
Honduras (i)
Opening Balance at January 1, 2025	561
Millicom's share of the results for the period	13
Currency exchange differences	(9)
Closing Balance at March 31, 2025	565

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended March 31, 2025.

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.

Contribution to the Joint Operations

The following table summarizes the contributions made by Tigo Colombia (from Assets Held for Sale and Liabilities associated with Assets held for Sale) during the three-month period ended.

Carrying value in millions of U.S. dollars	March 31, 2025	December 31, 2024
Property, Plant and Equipment	3	89
Intangible Assets	—	217
Right of use assets	71	—
Total assets	75	306
Lease liabilities	98	—
Spectrum payable	6	205
Total liabilities	104	205

9. PROPERTY, PLANT AND EQUIPMENT

During the period ended March 31, 2025, Millicom added property, plant and equipment for $113 million (March 31, 2024: $89 million) and received $65 million from disposal of property, plant and equipment, including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA as detailed in note 3 (March 31, 2024: $39 million).

10. INTANGIBLE ASSETS

During the year period ended March 31, 2025, Millicom added intangible assets for $28 million of which $9 million related to spectrum and licenses (as of March 19, 2025, Grupo de Comunicaciones Digitales, S.A. was awarded an additional 10 MHz spectrum in the 1900 MHz band for approximately $7 million), and $19 million to additions of other intangible assets (March 31, 2024: $91 million of which $67 million related to spectrum and licenses and $24 million to additions of other intangible assets). and did not received any proceeds from disposal of intangible assets (March 31, 2024: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended March 31, 2025 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Colombia

During the three-month period ended March 31, 2025, the Group operation in Colombia repaid approximately COP 85 billion (approximately $20 million) loan with Banco Colombia.

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2025	As at December 31, 2024
Due within:
One year	254	282
One-two years	649	457
Two-three years	839	696
Three-four years	1,160	906
Four-five years	618	683
After five years	2,252	2,792
Total debt and financing	5,772	5,815

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2025 and and December 31, 2024.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at March 31, 2025	As at December 31, 2024	As at March 31, 2025	As at December 31, 2024
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	8	12	—	—
1-3 years	218	220	—	—
Total	225	232	—	—

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2025	Three months ended March 31, 2024
Interest expense on bonds and bank financing	(98)	(119)
Interest expense on leases	(38)	(30)
Others	(28)	(34)
Total interest and other financial expenses	(164)	(183)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2025, the total amount of claims brought against MIC SA and its subsidiaries is $206 million (December 31, 2024: $209 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2024: $8 million).

As at March 31, 2025, $102 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position, including the Costa Rica case described in note G.3.1. to the audited consolidated financial statements for the period ended December 31, 2024 (December 31, 2024: $104 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2024: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

Taxation

At March 31, 2025, the tax risks exposure of the Group's subsidiaries is estimated at $296 million, for which provisions of $46 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2024: $304 million of which provisions of $54 million were recorded). The Group's share of comparable tax exposure in its joint venture amounts to $137 million (December 31, 2024: $134 million) for which provisions of $8 million (December 31, 2024: $8 million), were made.

Capital commitments

At March 31, 2025, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $277 million of which $268 million are due within one year (December 31, 2024: $285 million of which $215 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $28 million of which $28 million are due within one year. (December 31, 2024: $19 million and $19 million respectively). Additionally, the Group's share of commitments in the UNIRED joint operation (see note 3) is $5 million. (December 31, 2024: $6 million)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2025 and December 31, 2024:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at March 31, 2025	As at December 31, 2024	As at March 31, 2025	As at December 31, 2024
Financial liabilities
Debt and financing	5,772	5,815	5,487	5,478

(i)             Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in January 2022 with maturity date January 2027.

The Group's operation in Colombia also entered into two currency swap agreements to hedge foreign currency risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026.

The net fair value of the aforementioned swaps amounts to a liability of $39 million as of March 31, 2025 (December 31, 2024: a liability of $59 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at March 31, 2025.

14. SUBSEQUENT EVENTS

Lati Paraguay

On April 26, the company signed a binding agreement to sell Lati Paraguay to Atis Group, and it entered into new 15-years' leases for approximately 280 tower sites.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Three months ended March 31, 2025
Revenue	1,374	341	—	1,033
Equipment, programming and other direct costs	(316)	(86)	—	(230)
Operating expenses	(423)	(122)	1	(300)
Depreciation	(220)	(62)	—	(157)
Amortization	(77)	(16)	—	(61)
Share of profit in Honduras joint venture	13	—	—	13
Other operating income (expenses), net	72	55	—	17
Operating profit	423	110	1	315
Net financial expenses	(161)	(60)	3	(98)
Other non-operating (expenses) income, net	28	4	—	24
Profit (loss) before taxes from continuing operations	290	53	3	240
Tax expense	(71)	(1)	—	(70)
Profit (loss) from continuing operations	219	52	3	171
Net profit (loss) for the period	219	52	3	171

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
March 31, 2025
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,843	413	—	6,430
Property, plant and equipment, net	2,680	778	—	1,902
Right of use assets, net	1,138	477	—	660
Investment in Honduras joint venture	565	—	—	565
Contract costs, net	12	—	—	12
Deferred tax assets	120	3	—	117
Other non-current assets	86	39	52	100
TOTAL NON-CURRENT ASSETS	11,445	1,709	52	9,787
CURRENT ASSETS
Inventories	56	7	—	49
Trade receivables, net	364	107	—	257
Contract assets, net	73	5	—	68
Amounts due from non-controlling interests, associates and joint ventures	15	6	—	10
Prepayments and accrued income	238	43	—	195
Current income tax assets	105	60	—	45
Supplier advances for capital expenditure	22	—	—	21
Other current assets	192	62	66	197
Restricted cash	48	3	—	45
Cash and cash equivalents	534	23	—	511
TOTAL CURRENT ASSETS	1,647	315	66	1,398
Assets held for sale	570	570	—	—
TOTAL ASSETS	13,662	2,595	118	11,186

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period March 31, 2025

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,316	—	—	1,316
Treasury shares	(142)	—	—	(142)
Other reserves	(741)	(383)	—	(359)
Retained profits	2,761	490	115	2,386
Net profit/ (loss) for the period/year attributable to owners of the Company	193	26	—	167
Equity attributable to owners of the Company	3,386	134	115	3,368
Non-controlling interests	(33)	(34)	—	1
TOTAL EQUITY	3,353	100	115	3,369
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	5,517	509	—	5,008
Lease liabilities	1,192	528	—	664
Derivative financial instruments	31	—	—	31
Amounts due to non-controlling interests, associates and joint ventures	52	52	—	—
Payables and accruals for capital expenditure	194	151	—	43
Other non-current liabilities - Total	268	117	—	152
Deferred tax liabilities	136	1	—	135
TOTAL NON-CURRENT LIABILITIES	7,390	1,358	—	6,032
CURRENT LIABILITIES
Debt and financing	254	52	—	202
Lease liabilities	155	33	—	122
Derivative financial instruments	8	—	—	8
Payables and accruals for capital expenditure	259	76	—	183
Other trade payables	330	79	—	252
Amounts due to non-controlling interests, associates and joint ventures	111	72	3	42
Accrued interest and other expenses	413	88	—	325
Current income tax liabilities	133	5	—	128
Contract liabilities	104	5	—	100
Dividend payable	114	—	—	114
Provisions and other current liabilities	410	102	—	308
TOTAL CURRENT LIABILITIES	2,293	512	3	1,785
Liabilities directly associated with assets held for sale	625	625	—	—
TOTAL LIABILITIES	10,309	2,495	3	7,816
TOTAL EQUITY AND LIABILITIES	13,662	2,595	118	11,186

Item 2

Earnings Release Q1 2025

Luxembourg, May 8, 2025

Millicom (Tigo) Q1 2025 Earnings Release

Q1 2025 Highlights*

•	Revenue $1.37 billion

•	Operating profit $423 million, and Adjusted EBITDA $636 million

•	Net income $193 million, including approximately $95 million in one-time gains

•	Equity free cash flow $135 million, excluding $42 million of net proceeds from disposals - leverage 2.47x

•	Robust customer net additions: 262,000 Postpaid Mobile and 62,000 Home FTTH/HFC

Financial highlights ($ millions)	Q1 2025	Q1 2024	Change %	Organic % Change
Revenue	1,374	1,487	(7.6)%	(1.6)%
Operating Profit	423	324	30.8%
Net Profit	193	92	NM
Non-IFRS measures (*)
Service Revenue	1,285	1,376	(6.6)%	0.0%
Adjusted EBITDA	636	632	0.6%	6.9%
Capex	132	113	16.7%
Operating Cash Flow (OCF)	504	519	(2.9)%
Equity free cash flow (EFCF)**	135	(37)	NM

*See page 9 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. ** EFCF excluding disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

"2025 is off to an excellent start, as we sustained strong commercial activity levels from H2 2024, with both mobile postpaid and home net additions near record levels. In addition, the restructuring program completed in 2024 produced incremental cost savings, which more than offset the impact of weaker foreign exchange rates in three of our largest country markets. Excluding disposals, EFCF of $135 million in Q1 2025 represents an increase of $172 million compared Q1 2024, which puts the company well on track to achieve its full year targets.”

2025 Financial Targets

Millicom continues to target 2025 EFCF of around $750 million and year-end leverage below 2.5x. These targets reflect full year run-rate savings expected from efficiency measures implemented during 2024 and lower expected restructuring costs in 2025, partially offset by the impact of weaker projected foreign exchange rates and the risk of adverse legal rulings. The targets exclude the impact of strategic initiatives, such as proceeds related to the planned sale of Lati International and other assets.

Subsequent Events

On April 15, the Company paid an interim dividend of $0.75 per share, and the Board has proposed an annual dividend of $3.00 per share to be paid in four quarterly installments, subject to approval at the Company’s annual general meeting of shareholders expected to be held on May 21, 2025.

On April 26, the company signed a binding agreement to sell Lati Paraguay to Atis Group, and it entered into a new 15-year lease for approximately 280 tower sites.

1

Earnings Release Q1 2025

Group Quarterly Financial Review - Q1 2025

Income statement data (IFRS)	Q1 2025	Q1 2024	% change
$ millions (except where noted otherwise)
Revenue	1,374	1,487	(7.6)%
Equipment, programming and other direct costs	(316)	(382)	17.4%
Operating expenses	(423)	(473)	10.7%
Depreciation	(220)	(247)	11.0%
Amortization	(77)	(87)	10.9%
Share of profit in Honduras joint venture	13	13	1.3%
Other operating income (expenses), net	72	13	NM
Operating profit	423	324	30.8%
Net financial expenses	(161)	(164)	1.7%
Other non-operating income, (expense) net	28	(7)	NM
Profit before tax	290	153	90.0%
Net tax expense	(71)	(71)	(0.5)%
Non-controlling interests	(26)	10	NM
Net profit/(loss) attributable to company owners	193	92	110.2%
Weighted average shares outstanding (millions)	169.24	171.35	(1.2)%
EPS ($ per share)	1.14	0.54	112.8%

Year-on-year revenue growth performance in Q1 2024 was bolstered by large B2B projects that did not repeat in Q1 2025. As a result, revenue declined 7.6% year-over-year in Q1 2025, which was also impacted by weaker foreign exchange rates in Bolivia, Colombia and Paraguay. For Bolivia, the average foreign exchange rate during the quarter was 11.59, representing a depreciation of 40.4% year-on-year, as we adopted the amendments to IAS 21.

Equipment, programming and other direct costs declined 17.4%, and Operating expenses declined 10.7% year-on-year, both reflecting savings from our efficiency program and weaker foreign exchange rates.

Depreciation and amortization declined 11.0% and 10.9%, respectively, due primarily to a temporary effect related to creation of the shared mobile network in Colombia and, to a lesser extent, to longer useful lives for fiber assets. Share of profit in our Honduras joint venture was stable at $13 million, while Other operating income increased to $72 million due to one-time gains on the sale of assets in Colombia and Nicaragua. As a result, operating profit increased 30.8%, year-on-year to $423 million.

Net financial expenses declined by $3 million year-on-year to $161 million, due to lower indebtedness as a result of debt repurchases. Other non-operating income of $28 million reflects foreign exchange gains in Bolivia. Net tax expense of $71 million was unchanged year-on-year. Non-controlling interests share of profits was $26 million in Q1 2025, and this compares to a $10 million share of losses in Q1 2024, reflecting a swing to positive net profit in Q1 2025 from net losses in Q1 2024 in our Colombian operation.

As a result of the above items, net profit attributable to owners of the company was $193 million ($1.14 per share), compared to a net profit of $92 million ($0.54 per share) in Q1 2024. Net Profit for the period includes approximately $95 million of one-time gains related to the tower sale in Nicaragua and to asset transfers to the shared mobile network in Colombia, as well as foreign exchange gains in Bolivia. The weighted average number of shares outstanding during the quarter was 169.24 million, a decline of 1.2% year-on-year from share repurchases. As of March 31, 2025, there were 172.10 million shares issued and outstanding, including 5.22 million held in treasury.

2

Earnings Release Q1 2025

Cash Flow

Cash flow data* ($ millions)	Q1 2025	Q1 2024	% change
Adjusted EBITDA	636	632	0.6%
Cash capex (excluding spectrum and licenses)	(114)	(133)	14.2%
Spectrum paid	(36)	(78)	53.7%
Changes in working capital	(80)	(202)	60.4%
Other non-cash items	3	10	(64.6)%
Taxes paid	(66)	(38)	(74.9)%
Operating free cash flow	342	190	80.4%
Finance charges paid, net	(107)	(132)	19.4%
Lease payments, net	(82)	(71)	(14.5)%
Free cash flow	154	(14)	NM
Repatriation from joint ventures and associates	23	15	52.6%
Equity free cash flow	177	1	NM
Less: Proceeds from tower disposals, net of taxes	42	38	NM
Equity free cash flow - ex disposals, net	135	(37)	NM

* See page 9 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) excluding disposals in Q1 2025 was $135 million, compared to negative $37 million Q1 2024. The $172 million increase in EFCF over the past year is explained primarily by the following items:

Positives:

•	$122 million reduction (improvement) in working capital, reflecting the effect of initiatives aimed at mitigating working capital volatility throughout the year;

•	$42 million reduction in spectrum payments due to lower spending related to coverage obligations and performance bond payments in Colombia;

•	$26 million reduction in financial expenses reflecting lower debt levels; and,

•	$19 million decline in cash capex due to a $25 million increase in proceeds from asset sales.

Detractors:

•	$28 million increase in taxes paid, due to increased profitability and the tower sale.

3

Earnings Release Q1 2025

Debt

During Q1 2025, gross debt declined $44 million to $5,772 million as of March 31, 2025, compared to $5,815 million as of December 31, 2024, as we continued to use equity free cash flow to reduce debt. Exchange rate movements also contributed to the reduction in gross debt, in U.S. dollar terms, during Q1.

As of March 31, 2025, 40% of gross debt was in local currency1, while 83% of our debt was at fixed rates2 with an average maturity of 4.4 years. Approximately 58% of gross debt was held at our operating entities, while the remaining 42% was at the corporate level. The average interest rate on our debt was 6.2%. On our dollar-denominated debt3, the average interest rate was 5.5% with an average maturity of 4.7 years.

Cash was $535 million as of March 31, 2025, a decrease of $165 million compared to $699 million as of December 31, 2024, and 74% was held in U.S. dollars. As a result, net debt was $5,275 million as of March 31, 2025, an increase of $101 million year-to-date, as EFCF generation and the benefit from weaker foreign exchange rates were more than offset by shareholder remuneration comprised of approximately $170 million paid in dividends and $119 million used to complete the $150 million share repurchase program. As a result, Leverage increased slightly, ending the quarter at 2.47x, up from 2.42x as of December 31, 2024.

($ millions)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
USD Debt	3,451	3,429	3,733	3,917	3,746
Local Currency Debt	2,320	2,386	2,439	2,474	2,785
Gross Debt	5,772	5,815	6,172	6,391	6,530
Derivatives & Vendor Financing	38	59	36	51	66
Less: Cash	535	699	803	792	622
Net Debt*	5,275	5,174	5,405	5,650	5,975
Leverage*	2.47x	2.42x	2.59x	2.77x	3.10x

* Net Debt and Leverage are non-IFRS measures. See page 9 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The global macroeconomic environment became more volatile in Q1, and this impacted the Colombian peso and Paraguayan guarani average foreign exchange rates, which depreciated by approximately 8% during the quarter. In Bolivia, application of Amendment of IAS 21 as of January 1, 2025, has resulted in a foreign exchange rate of 11.59 on average during Q1, representing a devaluation of 40% year-on year, impacting results during the period.  The scarcity of U.S. dollars in the country has also been impacting inflation, which reached 14.6% in March 2025, up from 10.0% as of December 2024 and 2.1% as of December 2023. As a result, we continue to prioritize the implementation of price increases in that market.  Foreign exchange rates and movements are presented on page 12.

Key Performance Indicators

The mobile business ended Q1 with 41.6 million customers, up 2.3% year-on-year and reflecting net additions of 89,000 during the period. Postpaid continued to perform exceptionally well, with net additions of 262,000. Mobile ARPU declined 5.2% year-on-year due to weaker foreign exchange rates, as a majority of countries experienced positive ARPU growth in local currency terms.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

4

Earnings Release Q1 2025

At the end of Q1 2025, Millicom fixed networks passed 13.6 million homes, an increase of 13,000. HFC and FTTH customer relationships increased 62,000 in Q1, marking a fourth consecutive quarter of positive net additions. However, revenue generating units declined again in Q1 reflecting our commercial strategy to fill under-utilized nodes and to emphasize fixed-mobile convergence, in lieu of fixed telephony services.

Key Performance Indicators* (‘000)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q1 2025 vs Q1 2024
Mobile customers	41,616	41,527	41,111	40,641	40,681	2.3%
Of which postpaid subscribers	8,356	8,094	7,820	7,521	7,344	13.8%
Mobile ARPU ($)	6.0	6.3	6.3	6.4	6.3	(5.2)%
Homes passed	13,553	13,539	13,498	13,453	13,400	1.1%
Of which HFC/FTTH	13,332	13,318	13,276	13,229	13,169	1.2%
Customer relationships	4,508	4,461	4,433	4,383	4,392	2.6%
Of which HFC/FTTH	4,045	3,983	3,934	3,866	3,855	4.9%
HFC/FTTH revenue generating units	8,067	8,134	8,169	8,153	8,165	(1.2)%
Of which Broadband Internet	3,852	3,786	3,706	3,626	3,602	6.9%
Home ARPU ($)	24.8	26.4	27.1	28.1	28.3	(12.5)%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Financial indicators

In Q1 2025, revenue declined 7.6% year-on-year to $1,374 million, while service revenue decreased 6.6% to $1,285 million. Excluding currency movements, organic service revenue was flat year-on-year, with growth in Mobile largely offset by a decline in Fixed and other services. The performance in Fixed reflects declines in Home and a in B2B, with the latter due to large projects in Panama in Q1 of 2024. Excluding the contribution from these large projects, organic service revenue growth would have been more than 2%, in line with recent trends.

Adjusted EBITDA was $636 million, up 0.6% year-on-year. Excluding the impact of foreign exchange, Adjusted EBITDA increased 6.9% organically year-on-year. Capex was $132 million in the quarter, up 16.7% year-on-year due to phasing. As a result, Operating Cash Flow (OCF) declined 2.9% year-on-year to $504 million in Q1 2025 from $519 million in Q1 2024.

Financial Highlights*	Q1 2025	Q1 2024	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,374	1,487	(7.6)%	(1.6)%
Service revenue	1,285	1,376	(6.6)%	0.0%
Mobile	763	787	(3.0)%
Fixed and other services	499	572	(12.7)%
Other	23	17	35.2%
Equipment Revenue	89	112	(20.2)%
Adjusted EBITDA	636	632	0.6%	6.9%
Adjusted EBITDA margin	46.3%	42.5%	3.8 pt
Capex	132	113	16.7%
OCF	504	519	(2.9)%

* Service revenue, Adjusted EBITDA, Adjusted EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 9 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

5

Earnings Release Q1 2025

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue of $349 million represented year-on-year growth of 0.9%, driven by Mobile ARPU. Adjusted EBITDA increased 1.9% year-on-year to $222 million, reflecting service revenue growth and efficiencies.

•	Colombia service revenue of $334 million grew 3.6% year-on-year, with B2B and Home driving the acceleration from Q4 2024, which was flat. The Home business sustained strong customer growth, with HFC/FTTH customer net additions of 45,000. Adjusted EBITDA increased 10.4% year-on-year to $133 million, and the Adjusted EBITDA margin was 39.1%, reflecting cost savings.

•	Panama service revenue was $172 million, down 7.9% year-on-year as sustained strong growth in Mobile was more than offset by a sharp decline in B2B, reflecting large government contracts in Q1 of 2024. Adjusted EBITDA grew 2.8% year-on-year to $92 million, and the Adjusted EBITDA margin reached a new record of 51.2%, reflecting cost savings from efficiency programs.

•	Paraguay service revenue of $131 million increased 3.6% year-on-year, driven by very strong growth in B2B. Adjusted EBITDA grew 9.0% to $69 million in Q1 2025, and the Adjusted EBITDA margin was 51.2%.

•	Bolivia service revenue increased 3.4%, with positive growth in Mobile and B2B offset by a small decline in Home, where we continue to prioritize profitability. Adjusted EBITDA increased 12.0% to $43 million, and the Adjusted EBITDA margin was 46.4%, due to savings from our efficiency programs.

•	Service revenue in our Other markets[4] declined 3.1% in U.S. dollar terms, reflecting declines in Nicaragua and Costa Rica and flat performance in El Salvador. Adjusted EBITDA was flat in U.S. dollar terms as savings from our efficiency program offset the decline in revenue.

•	Service revenue in our Honduras joint venture (not consolidated) grew 5.9% to $148 million, marking the strongest performance since the post-pandemic recovery in Q2 2021. Adjusted EBITDA rose 10.1% to $77 million, and the EBITDA margin was 49.6%.

•	Corporate costs and others were $25 million in Q1 of 2025, down 32% year-on-year, reflecting savings from the efficiency program.

ESG highlights

In the first quarter, Millicom received its 2024 rating from CDP (formerly the Carbon Disclosure Project), maintaining a B score, alongside an unchanged AA rating from MSCI. These recognitions reflect our continued efforts to assess and manage our environmental impact, address climate-related risks, and leverage opportunities in the transition toward a low-carbon economy.

On April 8, 2025, we published the 2024 Annual Report including the Sustainability Report, structured with reference to the CSRD (Corporate Sustainability Reporting Directive) and the ESRS (European Sustainability Reporting Standards) and including disclosures following EU Taxonomy Regulation. We also published ESG-related standalone documents that complement our Sustainability Report such as our Global Reporting Index ("GRI"), our Sustainable Accounting Standards Board standards index ("SASB").

4 Comprised of El Salvador, Nicaragua and Costa Rica

6

Earnings Release Q1 2025

Video conference details

A video conference to discuss these results will take place on May 8 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 844-3411-0044. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2024-2025

Date	Event
May 21, 2025	AGM
August 7, 2025	Q2 2025 results
November 6, 2025	Q3 2025 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

7

Earnings Release Q1 2025

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruptions due to health crises, including pandemics, epidemics, or other public health emergencies; geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to provide profitable mobile financial services in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

8

Earnings Release Q1 2025

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, gains/losses on fixed asset disposals, and early termination of leases.

Adjusted EBITDA Margin represents Adjusted EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) Adjusted EBITDA less depreciation of right-of-use assets and Interest expense on leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is Adjusted EBITDA less Capex.

Operating Free Cash Flow (OFCF) is Adjusted EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2024 Annual Report for a list and description of non-IFRS measures.

9

Earnings Release Q1 2025

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	Q1 2025	Q1 2025	Q1 2025
A- Current period	1,374	1,285	636
B- Prior year period	1,487	1,376	632
C- Reported growth (A/B)	(7.6)%	(6.6)%	0.6%
D- FX and other*	(6.0)%	(6.6)%	(6.4)%
E- Organic Growth (C-D)	(1.6)%	0.0%	6.9%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Adjusted EBITDA reconciliation

($ millions)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Profit before tax	290	121	123	156	153
Other non-operating income, (expense) net	(28)	93	10	9	7
Net financial expenses	161	160	166	180	164
Other operating income (expense), net	(72)	(37)	—	(4)	(13)
Share of profit in Honduras joint venture	(13)	(14)	(14)	(12)	(13)
Amortization	77	77	78	77	87
Depreciation	220	219	222	228	247
Adjusted EBITDA	636	618	585	634	632

Adjusted EBITDA margin

($ millions)	Q1 2025	Q1 2024
Adjusted EBITDA	636	632
Revenue	1,374	1,487
Adjusted EBITDA margin in % (Adj. EBITDA / Revenue)	46.3%	42.5%

ARPU reconciliations

Mobile ARPU Reconciliation	Q1 2025	Q1 2024
Mobile service revenue ($m)	763	787
Mobile service revenue ($m) from non-Tigo customers ($m) *	(15)	(14)
Mobile service revenue ($m) from Tigo customers (A)	748	773
Mobile customers - end of period (000)	41,616	40,681
Mobile customers - average (000) (B) **	41,572	40,673
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.3

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

10

Earnings Release Q1 2025

Home ARPU Reconciliation	Q1 2025	Q1 2024
Home service revenue ($m)	340	382
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(7)
Home service revenue ($m) from Tigo customers (A)	334	375
Customer Relationships - end of period (000) **	4,508	4,392
Customer Relationships - average (000) (B) ***	4,484	4,413
Home ARPU (USD/Month) (A/B/number of months)	24.8	28.3

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (Adjusted EBITDA- Capex) Reconciliation

Group OCF	Q1 2025	Q1 2024
Adjusted EBITDA	636	632
(-)Capex (Ex. Spectrum)	132	113
OCF	504	519

Capex Reconciliation

Capex Reconciliation	Q1 2025	Q1 2024
Additions to property, plant and equipment	113	89
Additions to licenses and other intangibles	28	91
Of which spectrum and license	9	67
Capex additions	141	180
Of which capital expenditures related to headquarters	(2)	—
Change in advances to suppliers	6	1
Change in accruals and payables for property, plant and equipment	4	30
Cash Capex	151	211
Of which spectrum and license	36	78

11

Earnings Release Q1 2025

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2025	Q1 2024
Net cash provided by operating activities	348	240
Purchase of property, plant and equipment	(132)	(131)
Proceeds from sale of property, plant and equipment	65	39
Purchase of intangible assets and licenses	(48)	(41)
Purchase of spectrum and licenses	(36)	(78)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	145	161
Operating free cash flow	342	190
Interest (paid), net	(145)	(161)
Lease Principal Repayments	(43)	(42)
Free cash flow	154	(14)
Repatriation from joint ventures and associates	23	15
Equity free cash flow	177	1
Less: Proceeds from tower disposals, net of taxes	42	38
Equity free cash flow - ex Tower net proceeds	135	(37)

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 25	Q4 24	QoQ	Q1 24	YoY	Q1 25	Q4 24	QoQ	Q1 24	YoY
Bolivia*	BOB	11.59	6.91	(40.4)%	6.91	(40.4)%	11.73	6.91	(41.1)%	6.91	(41.1)%
Colombia	COP	4,193	4,352	3.8%	3,881	(7.4)%	4,193	4,409	5.2%	3,842	(8.4)%
Costa Rica	CRC	508	516	1.6%	517	1.9%	504	513	1.7%	507	0.5%
Guatemala	GTQ	7.71	7.72	0.1%	7.81	1.3%	7.71	7.71	(0.1)%	7.79	1.0%
Honduras	HNL	25.66	25.15	(2.0)%	24.72	(3.7)%	25.75	25.44	(1.2)%	24.73	(4.0)%
Nicaragua	NIO	36.62	36.62	—%	36.62	—%	36.62	36.62	—%	36.62	—%
Paraguay	PYG	7,922	7,826	(1.2)%	7,316	(7.7)%	7,994	7,831	(2.0)%	7,399	(7.5)%

* Refer to the note 2 of the IAS 34 for details on the adoption of Amendment to IAS21.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 8, 2025